

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

<u>Via E-Mail</u>
Mr. Boyd E. Hoback
Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re: Good Times Restaurants, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed December 29, 2011**
> **File No. 000-18590**

Dear Mr. Hoback:

We have reviewed your response letter dated April 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2011</u>

<u>Audited Financial Statements</u>

<u>Statements of Stockholders' Equity, page F-5</u>

1. We note from your response to our prior comment one that the change in the equity attributable to the non-controlling interest includes a reduction in 16th St Mall equity in both 2010 and 2011 described as "removal." Please tell us, and revise the notes to the financial statements to disclose the nature of this amount and to explain your accounting policy related to such "removal" amounts.

Notes to the Financial Statements

Note 3. Discontinued Operations, page F-11

2. We note from your response to our prior comment two that you do not believe that additional disclosure is required in the notes to the financial statements due to the relative immateriality and the change to a preferential analysis of operations along with the fact that substantive disclosure is provided in MD&A as to the operations on a restaurant level. However, because the gain on sale of restaurant assets in 2011 is 25% of operating income and relates to the sale of restaurants that prior to 2011 may have been considered discontinued operations under your previous policy, we believe that disclosure should be included in MD&A and the notes to the financial statements discussing how you evaluate the sale or closure of a restaurant for treatment as discontinued operations versus presentation in continuing operations. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief